Exhibit 99.1

Lufax Announces the Resignation of Its General Manager

SHANGHAI, March 27, 2026 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that Mr. Dongqi Chen has tendered his resignation as General Manager of the Company, effective March 31, 2026, due to his personal work arrangement.

The Company would like to take this opportunity to express its appreciation to Mr. Chen for his significant contribution to the Company during his tenure of office.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. Lufax offers financing products designed to address the needs of small business owners and others. In doing so, Lufax has established relationships with 85 financial institutions in China as funding partners, many of which have worked with Lufax for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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